KLIKEN

GPT AI-powered Digital Marketing Platform for Small Businesses


KLIKEN
UNLEASH THE MARKETING
GPT AI-powered
Digital Marketing
Platform for
Small Businesses
Build Kliken Services Ads

kliken.com Tampa FL

Highlights

1. GPT AI-powered digital marketing platform building, tracking and optimizing ad campaigns for SMBs
2. Exponential growth: Revenue has increased by 371% since 2019 to over $9.7 million ARR in 2022
3. Huge Market Opportunity: Over 60 million SMBs in the US and the EU, less than 10% advertise online
4. Tier-1 partnerships with globally recognized e-commerce platforms, including Wix, Weebly , VISA
5. Proprietary, in-house online advertising platform Kliken has same reach as Google ads at lower CPC
6. Early AI- adopter; proprietary tech stack services 1.5 million small business customers to date
7. Minority-owned company with seasoned founding team with 2 PhDs in AI & web analytics

Our Team



Ricardo Lasa CEO & Co-Founder

Ricardo is an experienced two-time founder: he built both Web Piston and SiteWit before starting Kliken. He also holds an M.S. in management information systems and an MBA from USF, and he joined the HBS Launching New Ventures program in 2009.



Don Berndt Chief Scientist & Co-Founder

Donald Berndt served as a faculty member at USF for almost 30 years and co-founded Medegy Health Systems, where he worked for 11 years before launching Kliken in 2010. He also holds a Ph.D. from the Stern School of Business at NYU.



Christopher Lord CTO

A founding member of the Kliken team, Chris oversees the company's IT and data infrastructures. He brings decades of experience in both software development and IT management.



James McCart CIA

Before joining Kliken, James published multiple articles in healthcare informatics research in leading academic journals. He also holds a Ph.D. in management information systems from USF.



Rebecca Fulton

GPT AI- powered Digital Marketing Platform for small businesses

Our Story

Back in 2010, when our CEO, Ricardo was working on a different startup, he struggled to manage his paid ad campaign strategy on his own, and the marketing agencies he spoke to were unaffordable and required too much oversight for his

small team. Convinced there was a better way, he partnered with our co-founder and chief scientist, Don, and together they built Kliken, an AI-powered platform that democratizes the power of marketing.

It enables businesses to rapidly grow by providing owners with a suite of tools to create, track and optimize their own paid ad campaigns easily and affordably.

13 years and many tier-1 business partnerships with globally recognized brands later, Kliken continues to be the solution to a problem tens of thousands of small business owners face every day.

We've simplified digital ad marketing, removed barriers, and scaled our proprietary AI-driven technologies. All while respecting privacy and promoting transparency in a landscape dominated by giants like Google and Facebook.

The biggest disruptor in digital ad marketing, our tried and tested AI-powered platform produces an average

5x return on ad spend (ROAS) and **has generated over $200M in sales**

for our customers in the last 2 years alone.

Note: the "biggest disruptor" is subjective; there may be bigger companies we're not aware of.

Now we are ready to take our solution to the next level.

Our Mission

Kliken's mission is to leverage AI to help millions of small businesses access Fortune 500-quality digital marketing solutions swiftly, affordably and effectively to fuel fast-paced business growth.

The Problem

The number one need for any business is to find customers online. However, small business owners are locked out of the digital marketing space because of the complexity of setting up campaigns, the fear of navigating the online marketing landscape alone, and the high costs of hiring an outside marketing agency. SMBs (small-medium businesses) typically have a marketing budget of $300-$500, but agency fees generally start at $1500 per month.



>$1500
Agency Fees
<$500
Average SMB Marketing Budget
3-5x
MORE

Our solution

Kliken uses GPT AI-powered marketing technology to provide small businesses with the service and outcomes of an outsourced digital marketing agency at a fraction of the cost.

Kliken tier-1 partners

WiX | weebly | Woo | SQUARESPACE

and 26 more

Our strategic partnerships with leading e-commerce platforms (Wix, Weebly , etc) enable business owners to start building an effective ad campaign with Kliken right after publishing their e-commerce site. **Kliken is a win-win-win for our clients, our partners and ourselves.**


KLIKEN

The Product

Kliken is a GPT AI-powered subscription-based software accessible via a mobile application and web browser, so small business owners can keep up to date with their ad campaigns wherever they are.

After they complete building their website on one of our partner platforms, the next step is to drive traffic to their site in order to generate leads and sales. Kliken helps them build a relevant privacy centric campaign using GPT technology in a few easy steps, starting at $5 per day, with no upfront costs or long term contracts.

We work with any business advertising online- Online Stores, Health Products, Beauty Salons, Fitness and Gyms, Lawyers, Architects, and more. Any business with a website is a potential Kliken customer.


Healthy Returns:
Average customer makes > $5 in sales for every $1 they spend with Kliken
5X
ROAS
Fast:
Over 65% of our customers complete building a campaign in less than 10 minutes
<10
MIN
Increases Revenue:
We have generated over $220 M in sales for our customers the last 2 years
$220M
GENERATED

In addition to reducing setup complexities and maximizing return on ad spend, these partnerships are part of Kliken's efficient, zero-cost customer acquisition model, making us super efficient and scalable. Anyone already using one of these platforms will find our solution in the app store easily under the marketing section.

Kliken is priced to scale alongside our customers.

Ad campaigns on Kliken go from $5 per day, $150 per month, to $10,000 per month, helping us cater to small and medium size businesses alike, and providing a natural path for growth. Customers can start with a small campaign and grow their budgets as their business grows. **Our subscription packages are based on the size and needs of the company, so we can scale alongside our customers.**

Here's How It Works

We streamline the entire advertising journey from campaign creation to results analysis, bringing enterprise-grade marketing capabilities to small businesses.


1
2
3
4

First, you define your business objective—be it driving website traffic, increasing online sales, or promoting local business.


Build Kliken Services Ads


Step 1: Select a location
Next

Then, you select your target audience, store category, and the products you want to advertise.


Step 2: Add business information
Company Name
Website URL
Business Category
Mexican Restaurant
Next
What makes you special?
Step 3: Select interest targeting
Next
Tips for selecting the RIGHT interests
Step 4: Select demographic targeting
Age Range
Gender
Female
Male
Next
Hints for using demographic filters

Kliken uses an AI-powered engine to design graphics and write compelling copy to sell your products. Then it manages your campaign across the Open Web, Google Search, Google Product Listings, Meta, Facebook Marketplace, YouTube, Gmail, and more.


Step 5: Build your ad
Indulge in mouthwatering Mexican cuisine made with love
Manuelito's Cantina
Fiesta Time!
Layout
Logo
Background
Headline
Branding
Call To Action
Next
Tips for building an effective ad
Step 6: Preview your ads
Indulge in mouthwatering Mexican cuisine made with love
Manuelito's Cantina
Fiesta Time!
Continue to Purchase
Your ads look great!

Throughout your campaign, Kliken employs advanced algorithms and machine learning technology to continuously monitor and adjust your campaign for maximum returns. At each step of the way, Kliken keeps you informed with intuitive reports.




Kliken Ads
Dashboard
Kliken Ads Summary
Campaigns

Our Secret Weapon : Kliken Ads

One of the primary ways we are able to provide such effective outcomes at such a low cost to the consumer is via our proprietary online advertising platform, Kliken Ads. Kliken Ads is a privacy centric alternative to Google and Facebook Ads, but because we built it in-house with AI technology we are able to offer the same ad services for a much lower cost, with a much easier and faster setup. It can take up to 10 days for an ad to be approved by Google or Facebook. With Kliken, it only takes 24 hours

Furthermore, because it is our own platform, **we control margins and monetize at scale with over 40% margins, providing a solid foundation to build a massive digital marketing business.**


How Kliken Ads Look Like
Indulge in our heavenly pastries!
Rinaldo Super Bread
Savor the Sweetness
Indulge in mouthwatering Mexican cuisine made with love
Manuelito's Cantina
Fiesta Time!
Fall in Love with Your Hair All Over Again
Lauren's Locks
Love your hair!
We fix bikes faster than you can say 'on your marks, get set, go!'
Flyfish Bikes
Pedal to Perfection

Our Competitive Space

There are several AdTech platforms in the digital market space, but very few have proven themselves to be as effective or affordable as Kliken.

How we stack up against the competition

	Kliken	Marketing Agency	Google Ads	Facebook Ads
Easy to use	✓	✗	✗	✗
Priced for Small Business	✓	✗	✗	✗
AI Powered onboarding	✓	✗	✗	✗
Efficient New Customer Acquisition	✓	✗	✗	✗
Privacy Centric UID2.0	✓	✗	✗	✗
Scalability	✓	✗	✓	✓
Data Insights / Trasnparency	✓	✗	✓	✓
Website & Ecommerce Integrations	✓	✗	✓	✓
No Setup Fee	✓	✗	✓	✓

Our Partner Strategy Sets Us Apart

Another ingredient of our secret sauce is our premium partner network. To date, we have signed partnerships with the most tier-1 e-commerce platforms, including WiX, WooCommerce, Ecwid, and Square, reaching a vast audience and securing a steady market position. These strategic alliances have empowered us to cater to the needs of over 7,000 new monthly signups and counting, highlighting our product's relevance and acceptance. With an average monthly customer budget of $200, the annual revenue potential with our current partners alone is $120 million.

How We Make Money

Kliken's main revenue stream comes from two sources, monthly fees and campaign management fees.

Our automation fees run
from **$20/mo** to **$100/mo**

Our campaign management fee ranges
from **%5** to **%40**

We offer multiple pricing tiers, ranging from as low as $150/month to up $10,000 per month, catering to businesses of all sizes and budgets.

With Kliken Ads, our model is very streamlined and the monetization scales very efficiently.

We have **40% margins** on Kliken Ads

so for every $100 spent on the platform → we make **$40**

For example:

- Customer running a $250/mo campaign: Kliken makes $100/mo
- Customer running a $1,000/mo campaign: Kliken makes $400/mo
- Customer running a $5,000/mo campaign: Kliken makes $2,000/mo

This model allows us to grow a solid business that scales to millions in revenue and scales as our customers scale.

Our Reach is Global

Kliken is offered in 22 languages and our customers use us from all over the world. We have thousands of customers in North America, the European Union, Great Britain, Australia, and Scandinavia. Over 50% of our revenue comes from outside the US.

Market Opportunity

The market opportunity for Kliken is massive. Out of the 32 million SMBs in the US and 23 million SMBs in the EU, only 10% advertise online. (source, source, source) With our already global market, and with the help of your investment, Kliken is poised to be the solution for the 90% of companies that haven't yet tapped into the earning potential of digital ads.



10%
Advertise Online
90%
Don't Advertise Online

Adding to our market opportunity is the rapid growth of the e-commerce software and platform market. Due to increasing demand from consumers for online purchases, the e-commerce software and platform sector **is growing at a Compound annual growth rate (CAGR) of 12.5%** (source).



Total Market
$5,409,600,000
Serviceable Available Market
$540,960,000


Serviceable Obtainable Market
$27,048,000

Traction

Unlike many companies crowdfunding on Wefunder, Kliken is a mature, revenue-generating company with over 12 years of sales demonstrating a clear product-market fit.

Our solution is already embedded in platforms with 500,000 stores. We have an average of 5,000 new customers signing up organically every month, with a conversion rate of over 10%.


5000
Average organic new customers signing up each month
10% +
Conversion rate for buying an advertising campaign
6x
Average Return on Advertising Spend (ROAS)

Our revenue growth has been so impressive that we have been recognized by the Inc. 5000 3 years in a row. The Inc. 5000 lists the 5,000 fastest-growing private companies in the U.S. based on their revenue growth rate.


Inc.5000
Inc. 5000
The fastest-growing private companies in America.
No. 2,043 in 2021, No. 1,046 in 2022 and No. 1,449 in 2023
Inc. Power Partners
List of 252 B2B companies that go the extra mile to provide game-changing support for small businesses.
Google Partner
For several years in a row, Kliken is among the top 3% of companies in the US.

Our Users Love Us

Kliken is already the highest-rated advertising app in our partner marketplaces. With 4.5 stars on Wix, 4.3 stars on WooCommerce, and 3.9 stars on Google, we believe Kliken is bound to hit these targets.


We deliver better results for a better price to all of our customers:
Sara ★★★★★
Kliken has helped us streamline our Google Shopping Ads process by making it simple and easy while also increasing sales and lowering our cost of customer acquisition.
Seth Dr. Techlove ★★★★★
If I could give any advice to people on the fence, GET STARTED ASAP. You will see a return immediately. It is a 10/10, automated, cost-effective and delivers. It is the ultimate marketing solution for WooCommerce merchants.
Kory ★★★★★
I'm not sure what the secret sauce is, but this is the first worthwhile marketing money I've spent in the past 2 years.

We Want You to Be Part of Our Future Success.

With all of our sales and recognition, you may ask: Why are we crowdfunding? The answer is two-fold:

Reason #1

To achieve the global reach we know we can, we require a capital infusion to invest in key tech optimizations, increase our sales and marketing power, and onboard additional strategic integrations.

Reason #2

We want to offer our community of Small Business Owners the opportunity to be part of our success. Earlier in our journey, we raised millions of dollars in traditional equity. Now that we are in a place to raise again, we want to share ownership of Kliken's expansion with those who it was designed to serve.

Use Of Your Investment

The funds we raise will go towards building new GPT products and other platform integrations like WooCommerce and BigCommerce and dedicated partner and customer segment expansion within an 18-month operational plan. We are on track to achieve our revenue goals following this raise.


Uses of the Funds
Strategic Partner


Integrations
New GPT
Products
Sales &
Marketing

Your investment will help us reach the next milestone of growth.

Thank you for taking the time to understand Kliken's mission and market potential. If you've come this far, it's likely you're seriously considering joining our mission. Any investment comes with a risk and there's always a chance things might not go as planned. However, Kliken's 12-year track record as one of the most effective digital ad solutions for small-to-medium businesses speaks for itself. Our journey has been fruitful thus far, but the road ahead is even more promising! We invite you to join us on our path to becoming the global leader in our space and democratizing the power of marketing for small businesses everywhere.

Kliken is the Right Investment at the Right Time


THE RIGHT
MISSION
DEMOCRATIZING
DIGITAL MARKETING
THE RIGHT
INVESTMENT
12-YEAR TRACK RECORD OF
SALES AND REVENUE GROWTH
THE RIGHT
TIME
WE HAVE THE
PARTNERSHIPS TO SCALE
THE RIGHT
MARKET
E-COMMERCE PLATFORMS
GROWING 12.5%YOY
THE RIGHT
TEAM
ENTREPRENEURS & PHDS AT THE
FOREFRONT OF AI AND DIGITAL
MARKETING
THE RIGHT
TECHNOLOGY
PROPRIETARY AI ANALYTICS + KLIKEN
ADS IN-HOUSE ADVERTISING PLATFORM